ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

December 20, 2012

Enerplus Closes Purchase of Bakken Oil Assets in Montana and Sale of Manitoba Assets

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the closing of the previously disclosed acquisition of additional working interests in the Sleeping Giant area in the Elm Coulee field in Richland County, Montana for US$119 million including estimated closing adjustments. This acquisition includes approximately 6.2 million BOE of proved plus probable reserves, incremental daily production of approximately 1,550 BOE/day, and consolidates our working interest to approximately 90% in these operated leases. Total current production including the acquisition is approximately 7,300 BOE/day net to Enerplus.

We have also closed the sale of crude oil assets in Manitoba for $216 million including estimated closing adjustments. These assets were producing approximately 1,600 BOE/day of crude oil under waterflood and had an estimated 8.4 million barrels of estimated proved plus probable reserves associated with them.

These transactions are consistent with our strategy of focusing our portfolio through the sale of non-core assets and consolidating our interests in core areas. By reinvesting approximately half of the proceeds from the sale of our Manitoba assets, we have replaced the sold production, improved the concentration of our asset base and improved our operating metrics.

Enerplus is a North American energy producer with a diversified asset base of high-quality, low-decline oil and gas assets complemented by growth assets in resource plays with superior economics. We are focused on creating value for our investors through the successful development of our properties. Through our activities, we strive to provide investors with a competitive return comprised of both growth and income.

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Cautionary Note Regarding Forward-Looking Information and Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "believes" and similar expressions, are forward-looking information. Forward looking information in this news release includes the anticipated timing and proceeds to be received form the completion of the transaction and the anticipated accretion to Enerplus' cash flow and production

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

per share and the growth potential of Enerplus' other projects. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the failure to satisfy all financing and closing conditions, inaccurate estimates of the value and accretion resulting from the transaction and the failure to realize the anticipated benefits of Enerplus; other projects, as well as those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.